Exhibit 99.1

MMTEC, Inc. Announces Half Year 2019 Unaudited Financial Results

BEIJING, Dec. 20, 2019 /PRNewswire/ -- MMTEC, Inc. (NASDAQ: MTC) (“MMTEC”, “we”, “our” or the “Company”), a China based technology company that provides access to the U.S. financial markets, today announced its unaudited financial results for the six months ended June 30, 2019.

Second Half 2019 Summary

●	Revenue was $177,543 for the six months ended June 30, 2019. The Company did not generate any revenue for the same period of 2018.

●	Gross profit was $111,328 for the six months ended June 30, 2019. The Company had neither revenue nor associated costs for the same period of 2018.

●	Loss from operations was $1,308,583 for the six months ended June 30, 2019, as compared to $1,064,245 for the same period of 2018.The increase was primarily attributable to the increase in selling and marketing costs for the financial advisory and investment banking business line.

●	Net loss was $1,326,941 for the six months ended June 30, 2019, as compared to net loss of $1,062,249 for the same period of 2018.

●	Loss per share both on a basic and fully diluted basis were $0.07 for the six months ended June 30, 2019, as compared to loss per share on a basic and fully diluted basis of $0.02 for the six months ended June 30, 2018.

Mr. Zhen Fan, Chief Executive Officer of MMTEC, commented, “Our revenue increased to $177,543 for the first half of 2019 due to our adding financial advisory and investment banking business line and expanding our investor relations management services business. Loss from operations increased significantly as a result of increased the size and distribution of support team for financial advisory and investment banking business line and investor relations management services business. The Company maintains professional service teams in China and the US, offering extensive experience in domestic and international capital formation, restructuring, M&A, and related market knowledge.”

Mr. Fan continued, “While the volume of business has increased as compared to the same period last year, the growth was less than we had expected.

For institutional clients, we have invested significant resources in the Hong Kong securities market to attract Chinese-backed securities firms in Hong Kong to the U.S. market. Also, as an entity that operates in the financial industry in China and the U.S., the Company finds itself subject to the challenges posed by the ongoing tension in the trade relations between the countries. We believe that the Sino- U.S. trade friction resulted in adverse effect on our ability to grow and expand, thus falling short of our growth expectations.”

Operating Results for Six Months Ended June 30, 2019

Revenues

For the six months ended June 30, 2019, our revenues were $177,543. We did not generate any revenue for the six months ended June 30, 2018.

Cost of Revenue

Cost of revenue consists primarily of internal labor cost and related benefits, and other overhead costs that are directly attributable to service provided.

For the six months ended June 30, 2019, cost of revenue was $66,215. Since we started generating revenue in August 2018, we had neither revenue nor cost of revenue in the six months ended June 30, 2018.

Gross Profit and Gross Margin

Our gross profit was $111,328 for the six months ended June 30, 2019, representing gross margin of 62.7%.

Operating Expenses

During the six months ended June 30, 2019 and 2018, respectively, operating expenses included selling and marketing, payroll and related benefits, professional fees, and other general and administrative expenses.

Selling and Marketing Costs

All costs related to selling and marketing are expensed as incurred. For the six months ended June 30, 2019, selling and marketing costs were $157,440. The Company did not incur any selling and marketing expenses during the six months ended June 30, 2018.

Payroll and Related Benefits

Payroll and related benefits totaled $404,405 for the six months ended June 30, 2019, as compared to $404,644 for the six months ended June 30, 2018, a decrease of $239.

Professional Fees

For the six months ended June 30, 2019, professional fees primarily consisted of audit fees, legal service fees, financial consulting fees, industry consulting fee, and other fees associated with being a public company. Professional fees totaled $472,638 for the six months ended June 30, 2019, as compared to $470,190 for the six months ended June 30, 2018, an increase of $2,448.

Other General and Administrative Expenses

For the six months ended June 30, 2019 and 2018, other general and administrative expenses were $385,428 and 189,411, respectively.

Loss from Operations

For six months ended June 30, 2019, loss from operations amounted to $1,308,583, as compared to loss from operations of $1,064,245 for the six months ended June 30, 2018, an increase of $244,338, or 23.0%, which was mainly attributable to the increase selling and marketing costs and other general and administrative expenses. In order to address the needs of our financial advisory and investment banking and investor relations management services business lines, we increased the size and distribution of our support team, especially our sales personnel. In turn, the expansion of the Company’s overall business scale has led to increases in other general and administrative expenses.

Other Income (Expense)

Other income (expense) includes interest income from bank deposits, other income, other miscellaneous expense, loss on equity method investment, and foreign currency transaction gain. Other expense totaled $18,358 for six months ended June 30, 2019, as compared to other income of $1,996 for six months ended June 30, 2018, a change of $20,354, which was mainly attributable to the decrease in foreign currency transaction gain.

Income Taxes

We did not have any income taxes expense for the six months ended June 30, 2019 and 2018 since we did not generate any taxable income in these two fiscal years.

Net Loss

As a result of the factors described above, our net loss was $1,326,941, or $0.07 per share (basic and diluted), for the six months ended June 30, 2019. Our net loss was $1,062,249, or $0.02 per share (basic and diluted), for the six months ended June 30, 2018.

Foreign Currency Translation Adjustment

Our reporting currency is the U.S. dollar. The functional currency of our parent company, MMTEC INC., MM Future Technology Limited and MM Global Capital Limited, are the U.S. dollar, and the functional currency of Gujia (Beijing) Technology Co., Ltd., is the Chinese Renminbi (“RMB”). The financial statements of our subsidiaries whose functional currency is the RMB are translated to U.S. dollars using period end rates of exchange for assets and liabilities, average rate of exchange for revenue and expenses and cash flows, and at historical exchange rates for equity. Net gains and losses resulting from foreign exchange transactions are included in the results of operations. As a result of foreign currency translations, which are a non-cash adjustment, we reported a foreign currency translation loss of $20,588 and a foreign currency translation loss of $26,200 for the six months ended June 30, 2019 and 2018, respectively. This non-cash loss had the effect of increasing our reported comprehensive loss.

Comprehensive Loss

As a result of our foreign currency translation adjustment, we had comprehensive loss of $1,347,529 and $1,088,449 for the six months ended June 30, 2019 and 2018, respectively.

Financial Conditions

As of June 30, 2019, the Company had cash of $4,934,595, compared to $93,625 at December 31, 2018. Total working capital was $4,945,806 as of June 30, 2019, compared to working capital deficit of $476,713 as of December 31, 2018.

Net cash used in operating activities for the six months ended June 30, 2019 was $1,676,458, compared to net cash used of $1,043,512 for the same period last year. Net cash provided investing activities was $148,890 for the six months ended June 30, 2019, compared to $24,858 for the same period last year. Net cash provided by financing activities was $6,682,673 for the six months ended June 30, 2019, compared to $1,666,868 for the same period of last year.

The Company’s October 2019 addition of MM Global Securities, Inc. enhanced the Company’s business to an integrated financial service provider which offers users with various services such as securities trading and asset management.

As an entity that operates in the financial industry in China and the United States, the Company finds itself subject to the challenges posed by the ongoing tension in the trade relations between the countries.

Shares Authorized and Issued

The Company is authorized to issue 500,000,000 common shares with a par value of $0.001 per share.

There are 56,070,000 common shares issued and 20,700,000 common shares outstanding as of June 30, 2019.

There are 54,000,000 common shares issued and 18,000,000 common shares outstanding as of December 31, 2018.

On January 7, 2019, the Company completed its initial public offering on the NASDAQ Capital Market under the symbol of “MTC”. The Company offered 1,800,000 common shares at $4 per share. Net proceeds raised by the Company from the initial public offering amounted to $6,357,801 after deducting underwriting discounts and commissions and other offering expenses. Out of the $6.4 million net proceeds, $500,000 was deposited into an escrow account to satisfy the initial $500,000 in potential indemnification obligations arising during an escrow period of two years following the closing date of January 7, 2019. On January 7, 2019, the Company sold additional 270,000 common shares at $4 per share. Net proceeds raised by the Company amounted to $993,600 after deducting underwriting discounts. As a result, the Company raised a total of $7,351,401 from the issuance of 2,070,000 shares of common stock in January 2019.

Recent Developments

On July 9, 2019, the Company acquired 49% of interest in a newly-formed entity called Xchain Fintech PTE.LTD. (“Xchain”), a Singapore corporation. Xchain has been formed for the purpose of providing technical support for the construction and development of a new solutions for the existing problems of the traditional financial industry, the difficulty experienced by investors in investing and allocating investment assets globally, and the protection of funds and investments by using advanced technologies, such as artificial intelligence, big data analysis and blockchain.

Pursuant to the Securities Purchase Agreement dated as of April 25, 2019, the Company agreed to purchase from Xiangdong Wen and Zhen Fan the remaining 75.1% of outstanding securities of MMBD Trading Ltd., a British Virgin Islands company (“MMBD”). Prior to the consummation of this acquisition, (i) the Company held 24.9% of outstanding securities of MMBD, and (ii) each of Xiangdong Wen (the Chairman of the Board) and Zhen Fan (the Chief Executive Officer) beneficially owned 37.55% of outstanding securities of MMBD, respectively. The Company has agreed to pay the aggregate purchase price of $185,000 for such securities to be equally divided between the two shareholders of MMBD. The acquisition closed on October 18, 2019, following the receipt by the Company of requisite corporate and regulatory approvals, including, without limitation, FINRA CMA application approval, and the Company’s Audit Committee’s review and approval of the terms and provisions of this transaction involving related parties. Following and as a result of this acquisition, MMBD has become a wholly-owned subsidiary of the Company.

Notice

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

About MMTEC, Inc.

Headquartered in Beijing, China, our Company develops and deploys a series of platforms, including the ETN Counter Business System, the PTN Private Fund Investment Management System, the Personal Mobile Transaction Client System, the PC Transaction Client System, the Individual and Institutional Integrated Account Management System, and the Quantitative Investment Transaction Platform, which comprise a business chain that enables Chinese language speaking hedge funds, mutual funds, registered investment advisors, proprietary trading groups, and brokerage firms to engage in securities market transactions and settlements globally.

In 2019, our company added financial advisory and investment banking business line to the roster of services it offers to its customers. Under this new business line, the Company anticipates providing financial advising and investment banking services, including, among others, investments, restructuring, IPO and secondary offering guidance, and venture funding advice, for PRC-based small and medium-sized enterprises from various industries that seek access to the US capital markets. Specifically, the Company intends to assist its customers in financings and capital formation at different stages of their growth and development.

Our company has expanded investor relations management services business to help maintain the relationship between listed companies and the company’s equity, debt investors or potential investors. It also includes the relationship between listed companies and various intermediaries in the capital market in the process of communicating with investors. Our global team of consultative experts and industry-leading software provides our clients across all industries, sectors, and regions with strategic actionable intelligence and unparalleled visibility into the capital markets for the long term.

More information about the Company can be found at: www.51mm.com

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding its continued growth, business outlook, and other similar statements are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission, including the Company’s most recently filed Annual Report on Form 20-F and its subsequent filings. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL DATA

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

	As of
	June 30, 2019	December 31, 2018
ASSETS	(Unaudited)

CURRENT ASSETS:
Cash and cash equivalents	$4,934,595	$93,625
Prepaid rent	-	101,298
Other receivable	17,379	-
Loan to employee	43,638	-
Security deposits - current	52,114	51,107
Prepaid expenses and other current assets	171,703	84,430

Total Current Assets	5,219,429	330,460

NON-CURRENT ASSETS:
Security deposit – non-current	500,000	-
Property and equipment, net	38,854	32,428
Operating lease right-of-use assets	151,367	-
Equity method investment	44,560	-

Total Non-current Assets	734,781	32,428

Total Assets	$5,954,210	$362,888

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES:
Deferred revenue	$45,154	$79,182
Salary payable	112,858	185,434
Accrued liabilities and other payables	388	283,496
Investee losses in excess of investment controlled by major shareholders	-	19,426
Due to Related Parties	72,501	239,635
Lease liabilities, current	42,722	-

Total Current Liabilities	273,623	807,173

Total Liabilities	273,623	807,173

SHAREHOLDERS’ EQUITY (DEFICIT):
Common shares ($0.001 par value; 500,000,000 shares authorized; 56,070,000 shares issued and 20,700,000 shares outstanding at June 30,2019 54,000,000 shares issued and 18,000,000 outstanding at December 31, 2018)	56,070	54,000
Additional paid-in capital	11,229,339	3,759,008
Less: treasury stock, at cost; (36,000,000 shares at June 30,2019 and December 31, 2018)	(36,000)	(36,000)
Accumulated deficit	(5,459,010)	(4,132,069)
Accumulated other comprehensive loss	(109,812)	(89,224)

Total Shareholders’ Equity (Deficit)	5,680,587	(444,285)

Total Liabilities and Shareholders’ Equity (Deficit)	$5,954,210	$362,888

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(IN U.S. DOLLARS)

(UNAUDITED)

	For the Six Months Ended	For the Six Months Ended
	June 30, 2019	June 30, 2018

REVENUE	$177,543	$-

COST OF REVENUE	66,215	-

GROSS PROFIT	111,328	-

OPERATING EXPENSES:
Selling and marketing	157,440	-
General and administrative
Payroll and related benefits	404,405	404,644
Professional fees	472,638	470,190
Other general and administrative	385,428	189,411

Total Operating Expenses	1,419,911	1,064,245

LOSS FROM OPERATIONS	(1,380,583)	(1,064,245)

OTHER INCOME (EXPENSE):
Interest income	1,768	251
Interest expense	-	(12)
Other income (expense)	(114)	4,581
Foreign currency transaction gain	3,764	23,682
Loss on equity method investment controlled by major shareholders	(23,776)	(26,506)

Total Other Income	(18,358)	1,996

LOSS BEFORE INCOME TAXES	(1,326,941)	(1,062,249)

INCOME TAXES	-	-

NET LOSS	$(1,326,941)	$(1,062,249)

COMPREHENSIVE LOSS:
NET LOSS	(1,326,941)	(1,062,249)
OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustments	(20,588)	(26,200)
COMPREHENSIVE LOSS	$(1,347,529)	$(1,088,449)

NET LOSS PER COMMON SHARE
Basic and diluted	$(0.07)	$(0.02)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic and diluted	19,955,635	54,000,000

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

(UNAUDITED)

	For the Six Months Ended	For the Six Months Ended
	June 30, 2019	June 30, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,326,941)	$(1,062,249)
Adjustments to reconcile net loss from operations to
Net cash used in operating activities:
Depreciation expense	10,315	13,181
Loss on equity method investment controlled by major shareholders	23,776	26,506
Noncash lease expense	150,011	-
Changes in operating assets and liabilities:
Security deposit	(1,107)	(47)
Prepaid expenses and other current assets	(104,903)	(51,224)
Advance from customer	(34,363)	-
Salary payable	(73,471)	(30,389)
Accrued liabilities and other payables	(162,144)	60,710
Lease liabilities, current	(157,631)	-

NET CASH USED IN OPERATING ACTIVITIES	(1,676,458)	(1,043,512)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(16,885)	(12,408)
Loan to employee	(44,243)	-
Payment in equity method investment	(87,762)	(12,450)

NET CASH USED IN INVESTING ACTIVITIES	(148,890)	(24,858)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds received from issuance of common stock	6,851,401	1,661,420
Capital contribution from shareholders	-	5,448
Repayments to related parties	(168,728)	-

NET CASH PROVIDED BY FINANCING ACTIVITIES	6,682,673	1,666,868

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	(16,355)	(24,143)

NET INCREASE IN CASH AND CASH EQUIVALENTS	4,840,970	574,355

CASH AND CASH EQUIVALENTS - beginning of year	93,625	237,561

CASH AND CASH EQUIVALENTS - end of year	$4,934,595	$811,916

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$-	$-
Income taxes	$-	$-

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Proceeds from issuance of stocks directly deposited in escrow	$500,000	$-

CONTACT: Fan Wang, wangfan@xgujia.com, +86-13681276957